

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 13, 2016

<u>Via E-mail</u>
Stephen A. Baden
President and Chief Executive Officer
Royal Bancshares, Inc.
13171 Olive Boulevard
St. Louis, MO 63141

> **Re:** **Royal Bancshares, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted March 18, 2016**
> **CIK No. 0001668802**

Dear Mr. Baden:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>Cover page</u>

1.   We note here and throughout your materials that the exact amount of Royal common stock or cash received for each one share of Frontenac common stock (or its equivalent) cannot be determined until near the end of the merger. You also disclose what the merger consideration would have been if the transaction were consummated in January 2016.

Please revise your discussions of the merger consideration on the cover page and throughout the document where appropriate to provide Frontenac's shareholders more details. As such, please provide a description in the offering circular of the methodology you will use to calculate the merger consideration as describe in section 1.07 of the Amended and Restated Agreement and Plan of Merger.

2. Include a discussion on the cover page that you intend to restrict the amount of cash consideration paid in the merger.

Background of the Merger and Reasons for the Merger Recommendations, page 37

3. Please indicate here whether or not you contacted any other potential targets in early 2015 to discuss a potential merger.

4. Please expand your disclosure to provide the dates of "several meetings" that you held between the two management groups as discussed on page 37 and briefly summarize the outcomes of each meeting. Please make similar revisions to your disclosure on page 38 regarding the "two occasions" wherein directors from each group meet to discuss the merger.

Fairness Opinion of Sandler O'Neill, Financial Advisor to Royal, page 45

5. Please disclose the "internal financial projections" of both Royal and Frontenac upon which Sandler O'Neill Sachs appears to have significantly relied upon when preparing its opinion on the proposed merger. In this regard, we refer you to the fourth and fifth bullet points of your disclosure on page 46.

Material United States Federal Income Tax Consequences, page 58

6. We note that in the third paragraph on page 58 that you assume the merger qualifies as reorganization. Please revise to clarify that you have received an opinion from counsel that the merger will qualify as a reorganization.

Interests of Certain Persons in the Merger, page 59

7. Please file the form of employment agreement that Mr. Roberson will enter into as an exhibit to your offering statement.

Management and Operations Following the Merger, page 64

8. Please indicate here and on page 9 which of these directors currently serve on Frontenac's boards of directors.

<u>Table 10 - Non-Performing Assets, page 86</u>

9.   You disclose total non-performing loans of $25,937,000 at December 31, 2015 in your discussion of non-performing assets on page 85. In the above noted Guide III table, you disclose $15,937,000 in total non-performing loans at December 31, 2015. Please review the component balances of non-accrual loans, restructured loans still accruing and loans 90 days past due and accruing comprising total non-performing loans at this date and revise the table or the textual discussion, as appropriate. Refer to Item 7(c) of Part II of the Form 1-A General Instructions.

        You may contact Dana Hartz, Staff Accountant at (202) 551-4491 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Special Counsel